

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Buhmsoo Choi
Chief Financial Officer
Shinhan Financial Group Co., Ltd.
120, 2-Ga, Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

> **Re:** **Shinan Financial Group Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 29, 2010**
> **File No. 001-31798**

Dear Mr. Buhmsoo Choi:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief